Explanation of Responses to Table I, Item 4 and Table II, Item 6

(1)  Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P.  Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P.  Jayhawk Private Equity Fund II, L.P. directly and soley owns the shares and warrants indicated in Table I and Table II.  As a result, Jayhawk Private Equity, LLC and Jayhawk Private Equity GP II, L.P. each indirectly beneficially own the shares and warrants identified in Table I and Table II.  Each reporting person disclaims beneficial ownership of the reported securities except to the extent of such reporting person's pecuniary interest therein.